 July 29, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Tara L. Harkins

Re:	Tel-Instrument Electronics Corp
Form 10-K for the fiscal year ended March 31, 2011
Filed June 29, 2011.

Dear Ms. Harkins:

We have reviewed your comments carefully, and have set forth below our responses under the item numbers of your July 19, 2011 letter.

Form 10-K For the Fiscal Year Ended March 31, 2011

Item 7 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 13

Critical Accounting Policies, page 17

-	Income Taxes, page 18

1.
We note your responses to prior comments 1 and 4 from our letter dated May 31, 2011.  In future filings, please expand your discussion of income taxes in your critical accounting policies section to provide greater discussion of the items discussed in Section V of SEC Release 33-8350.  Specifically, expand your disclosures to address the following:

•	Discuss why your accounting estimates or assumptions relating to deferred income taxes bear the risk of change.

•
Provide analysis of factors such as how you arrived at your estimates, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future.  In this regard, your discussion should address the delays in prior years that have caused your estimates in prior years to be incorrect.

•
Analyze how the estimates and assumptions are sensitive to change.  Discuss other outcomes that are reasonably likely to occur and would have a material effect.  For example, discuss how failure to achieve the revenue results in your projections would impact the ultimate realization of the assets.

Future filings will expand our disclosures to address the above items regarding factors that affect our deferred tax asset along the lines of our last letter to you.

Financial Statements and Supplementary Data, page 30

Note 19.  Fair Value Measurements, page 47

2.
We note your response to prior comment 5.  You state that as of December 31, 2010, you only utilized the volatility from January 2, 2010 through December 31, 2010 because you believed that was more representative of the future.  In the current filing, you disclose that you utilized the most recent twelve months ended March 31, 2011 in determining the volatility.  Please explain why you did not use the volatility from January 1, 2010 through March 31, 2011 in estimating the volatility for the warrant liability.  Quantify for us how your results would have differed had you utilized the 15-month period rather than the most recent 12-month period.

The volatility variable in valuing the stock warrant is intended to predict variability in our Company’s stock price in the future.  Our Company, historically, has very limited trading. The Company in the last few years has won 3 major programs, and over the last year our stock activity has been relatively stable, and, therefore, we believe that the most recent information is most representative of our future performance. We used the last twelve months for our volatility calculation because we believe that using this period more fairly reflects the fair value of the stock warrant. If we would have used a 15-month period rather than the most recent 12-month period, the volatility would have changed from 29.11% to 36.45% and, as a result, our non-cash derivative liability would have increased by $43,358 to $409,495 from $366,137.

3.
Further to the above, please revise your disclosures in future filings to explain in detail how your accounting is consistent with the guidance in paragraphs 718-10-55-36 through 41 of the FASB Accounting Standards Codification.  In addition, please also review your disclosures in the “Critical Accounting Policies” section of MD&A to discuss this significant estimate and assumption and quantify how use of different volatility rates would impact your balance sheet (warrant liability) and your income statement (change in fair value of common stock warrants).

Future filings will explain further how our accounting is consistent with the guidance as well as reviewing our disclosures in our Critical Accounting Policies of MD&A to discuss the volatility and how it could impact our balance sheet (warrant liability) and income statement (change in fair value of common stock warrants). However, quantifying the use of assumed, different volatility rates can only confuse the reader. We believe that our judgment, using the last previous 12-month period, is the best predictor of future volatility at this time and will re-evaluate this assumption each quarter as per the guidance.

Note 20.  Litigation, page 49

4.
We note your disclosures here related to the legal proceedings with Aeroflex Wichita, Inc.  For any unrecognized contingencies whereby an accrual has not been made because the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss.  Refer to paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Future filings will disclose our rationale as to why we believe that an accrual for loss, in our opinion based upon the recent court rulings and discussions with our counsel, is not necessary. In accordance with ASC 450-20-50-4, we will note in future filings that an estimate of possible loss, if any, cannot be made in view of, among other things, the Army findings in the GAO proceeding and the decision of the Kansas Court, as well as the fact that there has not yet been any discovery of the merits of the claims and defenses.

Item 9A.  Controls and Procedures, page 52

5.
We note that you continue to disclose that management’s assessment of internal control over financial reporting is based on “the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal control over Financial Reporting.”  As noted in our prior comment 5 in our letter dated February 28, 2011, this is not an acceptable framework as set forth in SEC Release 33-8810. Specifically, the guidance you reference is not an actual framework for evaluation, but instead provides guidance on how small companies can utilize the framework set forth in Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework. Please clarify for us the actual framework that you utilized in your evaluation of internal control over financial reporting. Further, please revise future filings to specifically indicate the actual framework management utilized.  In this regard, you may indicate if true that you carried out your evaluation based on criteria of the Committee of Sponsoring Organizations of the Treadway Commission in internal Control – Integrated Framework while utilizing the additional guidance contained in the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting – Guidance for Smaller Public Companies.

Future filings will incorporate the following in our report on Internal control over Financial Reporting:

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of the report date. In making this assessment, management used the criteria set forth in the report entitled "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO while utilizing the additional guidance contained in the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting – Guidance for Smaller Public Companies. Based on this evaluation, Management concluded that our system of internal control over financial reporting was effective as of the report date, based on these criteria.

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

Sincerely,

/s/ Joseph P. Macaluso
Joseph P. Macaluso
Principal Accounting Officer